                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                   PANJA INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    001801109

                                 (CUSIP Number)

                               SCOTT DENNIS MILLER
                               11515 HILLCREST RD.
                               DALLAS, TEXAS 75230
                                 (214) 369-1682
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                    Copy to:

                               MICHAEL D. WORTLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7732

                                JANUARY 30, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.                                                             001801109




--------------------------------------------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

            Scott Dennis Miller
--------------------------------------------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group                                                  (a) [ ]
                                                                                                           (b) [ ]
--------------------------------------------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------------------------------------------
   4     Source of Funds                                                                                        PF
                                                                                                                OO
--------------------------------------------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                   [ ]
--------------------------------------------------------------------------------------------------------------------
   6     Citizenship or Place of Organization        United States of America
--------------------------------------------------------------------------------------------------------------------
                                    7        Sole Voting Power                                           1,428,600
  Number of Shares Beneficially     --------------------------------------------------------------------------------
                                    8        Shared Voting Power                                                 0
     Owned by Each Reporting        --------------------------------------------------------------------------------
                                    9        Sole Dispositive Power                                      1,428,600
           Person With              --------------------------------------------------------------------------------
                                    10       Shared Dispositive Power                                            0
--------------------------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person                                    1,428,600
--------------------------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares                                     [ ]
--------------------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)(1)                                               14.4%
--------------------------------------------------------------------------------------------------------------------
  14     Type of Reporting Person                                                                               IN
--------------------------------------------------------------------------------------------------------------------

(1) Based on 9,914,103 shares of Common Stock outstanding as of September 30, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

CUSIP NO.                                                             001801109


         This Amendment No. 1 amends and restates Items 1,2,3,4,5, 6 and 7 contained in the Schedule 13D dated July 15, 1996 and filed by the Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

         The name of the issuer is Panja Inc. (the "Issuer"). The Issuer is organized under the laws of the State of Texas and its principle executive offices are located at 3000 Research Drive, Richardson, Texas 75082. The class of equity securities to which this statement relates is common stock, par value $.01 per share, of the Issuer (the "Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is hereby filed by Scott Dennis Miller (the "Reporting Person").

         (b) The residence address of the Reporting Person is 11515 Hillcrest Rd., Dallas, Texas, 75230.

         (c) The Reporting Person's present principal occupation is functioning as a private investor.

         (d) & (e) During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 16, 1998, the Reporting Person purchased 30,900 shares of Common Stock for $5.75 per share on the open market in a brokered transaction for an aggregate purchase price of $177,675.00, paid in cash with personal funds. The Reporting Person did not pay any part of such purchase price with borrowed funds.

         On October 20, 1998, the Reporting Person purchased 25,000 shares of Common Stock for $6.875 per share on the open market in a brokered transaction for an aggregate purchase price of $171,875.00, paid in cash with personal funds. The Reporting Person did not pay any part of such purchase price with borrowed funds.

         In connection with his service as a director of the Issuer, the Issuer granted to the Reporting Person options to acquire an aggregate of 5,000 shares of Common Stock on September 3, 1999, and options to acquire 10,000 shares of Common Stock on May 4, 1999.

         Pursuant to a Stock Purchase Agreement between the Reporting Person and John F. McHale dated January 30, 2001 (the "Stock Purchase Agreement"), the Reporting Person agreed to purchase 900,000 shares of Common Stock for $6.00 per share from John F. McHale for an aggregate purchase price of $5,400,000, to be paid in cash with personal funds. The Reporting Person will borrow $3,000,000 of such purchase price with a margin loan on a Fidelity Investments account which does not include any securities of the Issuer. The Reporting Person will not pay any other part of such purchase price with borrowed funds. The transaction will close on or before February 8, 2001.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Person currently holds his Common Stock both for the purpose of investment and for certain other purposes set forth below. The Reporting Person intends to approach the board of directors of the Issuer to (a) seek election or appointment as a director of the Issuer, and (b) discuss the overall makeup of the board of directors and management of

CUSIP NO.                                                             001801109



the Issuer. If the Reporting Person is not satisfied with the foregoing efforts and discussions, he may pursue certain other actions, including (x) proposing his own slate of directors at the next annual meeting of shareholders of the Issuer, (y) calling a special meeting of shareholders to vote on the removal of the current board of directors and the simultaneous replacement with a slate of directors proposed by the Reporting Person, or (z) selling some or all of his Common Stock.

         The Reporting Person may acquire additional securities of the Issuer on the open market or in private transactions. The Reporting Person may seek to cause the Issuer to raise additional capital from third parties by offering and selling additional equity or debt securities of the Issuer in private placement transactions. Such securities could be Common Stock, preferred stock or debt securities, and may include securities convertible into, or exchangeable or exercisable for, Common Stock or other securities of the Issuer. The Reporting Person may seek to participate in such offerings.

         Except as described above, the Reporting Person has no other present plans or proposals that relate to or that would result in any of the following actions:

         (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) Any other material change in the Issuer's business or corporate structure;

         (d) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (e) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (f) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (g) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) & (b) As of January 30, 2001, the Reporting Person beneficially owned 1,428,600 shares of the Common Stock, which constitutes approximately 14.4% of the total of 9,914,103 shares of Common Stock outstanding as of September 30, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, plus 15,000 shares of Common Stock subject to options held by the Reporting Person. Upon the closing of the transaction contemplated by the Stock Purchase Agreement, the Reporting Person, either directly or indirectly, will have the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, such shares of Common Stock. The 1,428,600 shares of Common Stock reported as beneficially owned by the Reporting Person include (i) 15,000 shares of Common Stock subject to options exercisable within 60 days and (ii) 900,000 shares of Common Stock to be acquired pursuant to the Stock Purchase Agreement.

         (c) On October 16, 1998, the Reporting Person purchased 30,900 shares of Common Stock for $5.75 per share on the open market in a brokered transaction, for an aggregate purchase price of $177,675.00. On October 20, 1998, the Reporting Person purchased 25,000 shares of Common Stock for $6.875 per share on the open market in a brokered transaction, for an aggregate purchase price of $171,875.00.

         Between December 17, 1999 and February 29, 2000, the Reporting Person sold an aggregate of 850,300 shares of Common Stock, on the open market in brokered transactions as follows:

                NUMBER OF SHARES            DATE SOLD                     PRICE PER SHARE ($)
                ----------------        -----------------                 -------------------
                      9,100             December 17, 1999                     18.059
                      4,700             December 20, 1999                     17.6223
                      4,300             December 22, 1999                     17.00
                      1,000             December 23, 1999                     17.00
                     16,700             December 31, 1999                     16.50
                    101,000             January 3, 2000                       16.1968
                    108,000             January 4, 2000                       16.9127
                     50,000             January 6, 2000                       16.50
                      3,400             January 10, 2000                      16.50
                      7,500             January 6, 2000                       16.50
                    184,500             January 13, 2000                      16.4522
                      5,000             January 21, 2000                      27.20
                     28,500             February 25, 2000                     28
                    276,600             February 28, 2000                     29.3622
                     50,000             February 29, 2000                     30.0683


On January 30, 2001, the Reporting Person agreed to purchase 900,000 shares of Common Stock for $6.00 per share from John F. McHale for an aggregate purchase price of $5,400,000. The transaction will close on or before February 8, 2001.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

         (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Issuer has granted to the Reporting Person options to acquire shares of Common Stock as described in Item 3 above. The Reporting Person has entered into the Stock Purchase Agreement which is hereby incorporated herein by reference as Exhibit 1.

         Except as set forth above, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.

         Exhibit 1 Stock Purchase Agreement between Scott D. Miller and John F. McHale, dated as of January 30, 2001.(1)

--------------------
(1)      Filed herewith.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 30, 2001


                                                /s/ SCOTT D. MILLER
                                                -------------------------------
                                                SCOTT DENNIS MILLER

                                INDEX TO EXHIBITS

      EXHIBIT
      NUMBER      DESCRIPTION
      ------      -----------

         1        Stock Purchase Agreement between Scott D. Miller and John F.
                  McHale, dated as of January 30, 2001. (1)

--------------------
(1)      Filed herewith.